Exhibit 8
DLA Piper LLP (US)
500 8th Street, NW
Washington, D.C. 20004
www.dlapiper.com

T         202.799.4000
F         202.799.5000
August 20, 2010
Mercantile Bancorp, Inc.
200 N. 33rd Street
Quincy, Illinois 62301
Ladies and Gentlemen:
We have acted as legal counsel to Mercantile Bancorp, Inc. (the “Company”) in connection with the Company’s filing of a registration statement on Form S-1 (SEC File No. 333-168075) (the “Registration Statement”) relating to a distribution by the Company to holders of shares of the Company’s common stock of certain non-transferable subscription rights to purchase units (the “Rights Offering”), with each unit consisting of one share of Company common stock and one warrant to purchase one share of Company common stock at a specified exercise price at any time over a five year period, subject to redemption upon certain conditions.
Our opinion set forth below assumes (i) the initial and continuing accuracy of the statements and facts concerning the Rights Offering set forth in the Registration Statement and (ii) that the transactions related to the Rights Offering will be consummated in the manner contemplated by the Registration Statement, including without limitation, that the subscription rights to be distributed to the Company’s stockholders pursuant to the Rights Offering will be distributed strictly in proportion to the number of shares of the Company’s common stock held by each stockholder of record as of the record date used for determining stockholders eligible to participate in the Rights Offering, and that no stockholder who is eligible to participate in the Rights Offering may elect to receive money or any other property instead of receiving a subscription right.
Based upon the foregoing and subject to the limitations, qualifications, exceptions and assumptions set forth herein and in the Registration Statement, we confirm that the descriptions under the heading “Material U.S. Federal Income Tax Considerations” set forth in the Registration Statement, to the extent the discussion under that heading in the Registration Statement states matters of law or legal conclusions, constitute our opinion as to the material United States federal income tax consequences to the Company of issuing the subscription rights, to the stockholders of the Company of receiving the subscription rights, and to the Company and to the stockholders of the Company of the exercise of the subscription rights and the expiration of the subscription rights.
The opinion set forth above is expressed as of the date hereof and applies only to the disclosure under the heading “Material U.S. Federal Income Tax Considerations” set forth in the Registration Statement. This opinion represents and is based upon our best judgment regarding the application of U.S. federal income tax laws arising under the Code, existing judicial decisions, administrative regulations and published rulings and procedures. Our opinion is not binding upon the Internal Revenue Service or the courts, and the Internal Revenue Service is not precluded from successfully asserting a contrary position. Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on

Mercantile Bancorp, Inc.
August 20, 2010

either a prospective or retroactive basis, would not adversely affect the accuracy of the conclusions stated herein. Nevertheless, we undertake no responsibility to advise you of any new developments in the application or interpretation of the U.S. federal income tax laws.
This opinion letter is provided for use by the Company and the Company stockholders solely in connection with the Rights Offering and may not be used, circulated, quoted, referred to or otherwise relied upon by any other party or for any other purpose without our express written consent.
We consent to the filing of this opinion letter as an exhibit to the Registration Statement and all amendments thereto.
Very truly yours,
/s/ DLA Piper LLP (US)
DLA Piper LLP (US)